December 19, 2018

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Rebecca Marquigny

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. Marquigny:

Below please find our responses to your comments with respect to the Registrant’s Post-Effective Amendment No. 56 (“PEA No. 56”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 5, 2018 (SEC Accession Number 0001398344-18-014580), for the purpose of adding a new series, the Alta Quality Growth Fund (the “Fund”). PEA No. 56 is scheduled to become effective with the SEC pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on December 19, 2018.

General Comment. Please note that any comment provided herein applies to language repeated within the Registration Statement. Please consistently respond to all applicable language or identify any discrepancies in your response and explain. Please also update all missing information and provide this information to the examiner prior to the effective date of PEA No. 56, with sufficient time for the examiner to review and comment on it.

Prospectus

Comment 1. In the Fund’s Investment Objective, please delete the phrase “by investing primarily in equity and similar securities issued by high quality companies listed on the New York Stock Exchange, the NASDAQ and American Stock Exchange” as this disclosure speaks to the Fund’s strategy.

Response: The requested change has been incorporated.

Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 | 513.587.3400 | fax 513.587.3450

www.ultimusfundsolutions.com

Comment 2. In the Fund’s Fees and Expenses table, please delete the line items related to shareholder fees as they are not applicable and are not required to be included per Form N-1A.

Response: The Registrant respectfully declines to delete the line items related to shareholder fees. Although the instructions to Item 3 of Form N-1A indicate that inapplicable fee captions may be omitted, the Registrant believes that prospective shareholders expect to see an affirmative representation as to whether certain common shareholder fees are charged by the Fund, such as sales charges and deferred sales charges. The Registrant believes that by affirmatively representing that no such shareholder fees are charged, more transparency is provided to shareholders thereby eliminating ambiguity or doubt that may be caused by the mere absence of the information.

Comment 3. To avoid confusion, please consider denoting Distribution and/or Service (12b-1) Fees in the Fund’s Annual Fund Operating Expenses table as not applicable in place of the zero percentage value.

Response: The requested change has been incorporated.

Comment 4. Other Expenses as stated in the Fund’s Annual Fund Operating Expenses table appears higher than expected given the type of investments anticipated in the Fund. Please provide an explanation in your response. In addition, please consider subdividing the “Other Expense” line into no more than three sub-captions that identify the largest expense or expenses comprising “Other Expenses,” as permitted in the instructions under Item 3(c)(iii) of Form N-1A. Lastly, if acquired fund fees and expenses are expected to be 0.01% or higher, please detail in a separate line item in the Fund’s fees and expenses table.

Response: The Registrant confirms that Other Expenses as presented is accurate based on the information available and projected asset level for the Fund’s first year of operations. In addition, the Registrant respectfully declines to incorporate sub-captions related to Other Expenses as there are no expenses included therein to identify for a particular reason. The Registrant does not believe that the presentation of sub-captions will be of benefit to an investor, and further, could be confusing to an investor. Lastly, the Registrant confirms that acquired fund fees and expenses are estimated to be below 0.01% for the Fund, and therefore, are not presented in a separate line item.

Comment 5. In Footnote (1) to the Fund’s fees and expenses table, please revise the recoupment disclosure “first took effect” in the phrase “provided that the Adviser is only permitted to recoup fees or expenses within 36 months from the date the fee waiver or expense reimbursement first took effect” to clarify that recoupment is permitted within 36 months from the date the fee waiver or expense reimbursement “first occurred.” In addition, please summarize under what circumstances the Board can terminate the Expense Limitation Agreement.

Response: The recoupment disclosure in Footnote (1) has been modified as requested.

Consistent with the language in Footnote (1), the Expense Limitation Agreement specifically provides that the Board may terminate the agreement at any time. To provide additional clarification, the last sentence of Footnote (1) has been revised as follows:

This Expense Limitation Agreement may not be terminated by the Adviser prior to its expiration date, but the Board may terminate such agreement at any time. The Expense Limitation Agreement terminates automatically upon the termination of the Advisory Agreement with the Adviser.

Comment 6. The expense example appears to assume a two-year waiver is in effect, please recalculate the expense example for 3-years assuming the waiver is in place during year 1 only. Please also revise the paragraph preceding the expense example to indicate the expense example is reflective of the expense cap in effect during year 1 only.

Response: The Registrant has updated the expense example for 3-years and the preceding paragraph accordingly.

Comment 7. In the first sentence of the second paragraph in the Fund’s Principal Investment Strategies section, please clarify or explain what is meant by “full market cycle.” In addition, in the last sentence of the same paragraph, please clarify what is meant by or provide an example to the reference to “placing bands on individual stock and sector weightings.”

Response: The first sentence of the second paragraph has been revised to clarify a full market cycle as follows (emphasis supplied):

The Adviser seeks to achieve the Fund’s investment objective by building a portfolio focused primarily on growth stocks of U.S. companies that the Adviser believes will generate above-benchmark returns over a three to five year period.

In addition, the last sentence of the same paragraph has been revised as follows (emphasis supplied):

Additional risk control measures at the portfolio level include placing thresholds on individual stock and sector weights.

Comment 8. With regard to the Fund’s investment in emerging market securities, please define in the Fund’s Principal Investment Strategy how the Adviser identifies an emerging market security. In addition, the sentence referenced below is unclear as to whether the Fund’s investment in emerging market securities can be up to 20% as part of its investment in foreign companies, or if the Fund’s investment in emerging markets is separate from this 20% policy. Please clarify, and if the Fund’s investment in emerging market securities is separate from its investment in foreign companies, please add separate disclosure related to the Fund’s investment in emerging markets and incorporate specific risk disclosure related to emerging markets in the Fund’s Principal Investment Risks.

The Adviser may invest up to 20% of the Fund’s assets in securities of foreign companies, including emerging market securities, primarily indirectly through American Depositary Receipts (ADRs).

Response: As the Adviser does not intend to invest in emerging markets as part of the Fund’s principal investment strategy, the reference to emerging market securities has been removed in the sentence referenced above.

Comment 9. Given the investment limitation related to concentration in the Fund’s Statement of Additional Information (“SAI”) and no corresponding specific reference to concentration in the Fund’s Principal Investment Strategy, please remove the Concentration Risk disclosure.

Response: The requested change has been incorporated.

Comment 10. Please consider if an investor is better served by the presentation of the Fund’s principal risks in order of importance, rather than in an alphabetical presentation, and revise the presentation of the Fund’s principal risks accordingly.

Response: The Registrant respectfully declines to modify the presentation of the Fund’s principal risks. It is our understanding that presenting the Fund’s principal risks in order of importance is not required by Form N-1A. In addition, the Registrant is concerned that delineating one type of risk as more important than another by ranking them in such a way in a Fund’s prospectus can be subjective in nature, open to interpretation, and may create misconceptions regarding a Fund’s risks. The Registrant is also concerned that such a presentation may invite litigation in the event that risks identified as lower in importance come into existence in a manner that impacts the Registrant.

Comment 11. New Fund Risk disclosure in the Fund’s Principal Investment Risks states that the Fund has a limited operating history. Please revise the language to state that the Fund has no operating history.

Response: The requested change has been incorporated.

Comment 12. Per Item 5 of Form N-1A, please include each Portfolio Manager’s length of service.

Response: The requested information has been included.

Comment 13. In the first paragraph of the section “Investment Process,” please clarify the reference in the third sentence to “The pool of potential securities is narrowed further” to identify the universe of companies available to the Adviser (i.e., what is it narrowed from).

Response: The second and third sentence in the first paragraph of the section “Investment Process” has been revised as follows (emphasis supplied):

The portfolio selection process begins by reducing the universe of publicly available stocks by eliminating those companies whose market capitalization is less than $2 billion. This subset of potential securities based upon the market capitalization parameters defined above is narrowed further based on certain growth, profitability and valuation metrics.

Comment 14. In the third paragraph of the section “Investment Process,” please remove reference to concentration in the following sentence, “The Adviser manages a concentrated portfolio consisting of 30 to 35 quality companies with top ten holdings comprising approximately

40% of the total portfolio value.”

Response: The requested change has been incorporated. In addition, the third paragraph of the Investment Process section has been revised with the following:

Certain thresholds are managed at both the stock and sector levels as part of the Adviser’s risk control process. Stocks are recommended for sale when intrinsic value has been achieved, the fundamental reasons for purchase no longer exist, performance does not meet expectations or better alternatives are available.

Comment 15. The following Item 9 risk disclosures are identical to the risk disclosures included in Item 4 of Form N-1A: Currency Risk, Foreign Custody Risk, Regulatory Risk and Sector Risk. Please augment the risk disclosures included in Item 9 of Form N-1A, as appropriate.

Response: The risk disclosures included in Item 4 and Item 9 of Form N-1A have been augmented, as appropriate.

Comment 16. With regard to the Past Performance of the Adviser, please provide the following supplemental representations:

(a)	Please confirm that the related composite performance includes all accounts substantially similar.

(b)	Given performance is based on a composite of multiple accounts with varied fee structures based upon assets, please confirm that the related composite performance is calculated based upon the highest fee charged during the performance period.

(c)	In the third paragraph of the section titled “Past Performance of the Adviser,” wherein it discloses that all returns presented deduct the Adviser’s actual fee as well as brokerage commissions and execution costs of the composite accounts, please confirm the prior performance presentation reflects a net of all actual fees and expenses, including sales loads, if any, of the composite accounts. Please explicitly include this disclosure or disclosure that the prior performance presentation has been adjusted to reflect the Fund’s fees and expenses, including sales loads.

(d)	Please confirm that the Fund has records required to support the performance calculations as required by Section 204-2(a)(16) of the Investment Advisers Act of 1940.

Response: The Registrant provides the following responses:

(a)	The Registrant confirms that the related composite performance includes all accounts substantially similar. In compliance with GIPS, the Adviser maintains wrap and non-wrap composites. The composite performance presented reflects the non-wrap composite only.

(b)	The net performance calculation represents net of actual fees, and is not reflective of the highest fee applied to each Composite Account. In compliance with GIPS, the Adviser’s net composite performance is calculated by reducing the gross of fee performance by the actual fees paid by the underlying account. As a result, if an account pays a lower fee due to a breakpoint schedule, then that lower fee amount would be reflected in the performance.

(c)	The Registrant represents that the Adviser does not charge sales loads, therefore no adjustment to the performance presentation to reflect sales loads is applicable. The Registrant represents that the performance presentation reflects a net of all actual fees and expenses of the composite accounts.

(d)	The Registrant confirms that records required to support the performance calculations as required by Section 204-2(a)(16) of the Investment Advisers Act of 1940 are maintained.

Comment 17. Pursuant to Section 436 of the Securities Act of 1933, please include the appropriate consents from the entities providing verification as an exhibit to Part C of the registration statement.

Response: The appropriate consents have been included as an exhibit to Part C of the registration statement.

Comment 18. Please switch the order of the column of data for gross composite returns and net composite returns in the Large Cap Quality Growth Composite.

Response: The requested change has been incorporated.

If you have any additional questions, or need additional information, please contact me at 513-869-4327.

Sincerely,

/s/ Matthew Beck

Matthew Beck
Secretary

cc:	Mr. Brandon Kipp, Chief Compliance Officer